UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                   The Bluebook International Holding Company
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                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
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                         (Title of Class of Securities)

                                   096 08Q 109
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                                 (CUSIP Number)

                              Daniel E. Josipovich
                   The Bluebook International Holding Company
                          21098 Bake Parkway, Suite 100
                           Lake Forest, CA 92630-2163
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 26, 2004
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            (Date of Event which Requires Filling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. ( )


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                              CUSIP No. 364598 10 2
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          1.    Names of Reporting Persons. Daniel E. Josipovich I.R.S.
                Identification No.
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          2.    Check the Appropriate Box if a Member of a Group*
                (a.)  (   )       (b.)  ( X )
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          3.    SEC USE ONLY
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          4.    Source of Funds*
                PF
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          5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
                to items 2(d) or 2(e) (  )
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          6.    Citizenship or Place of Organization
                United States of America
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Number of       7.Sole Voting Power     5,675,000
Shares          ----------------------------------------------------------------
Beneficially    8. Shared Voting Power 34,166,667
Owned by        ---------------------------------------------------------------
Each Reporting  9. Sole Dispositive Power 5,675,000
Person With     ---------------------------------------------------------------
                10. Shared Dispositive Power 34,166,667
                ---------------------------------------------------------------
                11. Aggregate Amount Beneficially Owned by Each Reporting Person
                39,841,667
                ---------------------------------------------------------------
                12. Check if the Aggregate Amount Represented by Amount in Row
                (11) Excludes Certain Shares (See Instructions)   (    )
                ---------------------------------------------------------------
                13. Percent of Class Represented by Amount in Row (11)
                58.4%
                ---------------------------------------------------------------
                14. Type of Reporting Person
                IN
                ---------------------------------------------------------------

Item  1. Security and Issuer.

This statement relates to the common stock, $0.0001 par value ("Common Stock") and the Series B Convertible Preferred Stock, $0.0001 par value, of The Bluebook International Holding Company ("Issuer"). The principal executive offices of the Issuer are presently located at 21098 Bake Parkway, Suite 100, Lake Forest, CA 92630-2163.

This Amendment No. 2 amends Amendment No. 1, filed on August 27, 2004, to the
Schedule 13D filed on October 11, 2001 ("Schedule 13D"). The Amendment No. 1 to the Schedule 13D reflected the acquisition from Johanna Ventures Ltd. by Daniel
E. Josipovich and Dorothy E. Josipovich of beneficial ownership of 1,050 shares of the Issuer's Series B Convertible Preferred Stock convertible into 17,500,000 shares of Common Stock as of August 26, 2004. Amendment No. 1 incorrectly stated the number of shares of Common Stock held by Daniel E. Josipovich. Amendment No. 2 corrects the number of shares of Common Stock held by Daniel E. Josipovich. Other than this correction and a corresponding change in the percentage of class owned, no changes are made to Amendment No. 1 by this Amendment No. 2.

Item  2. Identity and Background.

This statement is filed by Daniel E. Josipovich, businessman, whose business address is 21098 Bake Parkway, Suite 100, Lake Forest, CA 92630-2163. During the last five (5) years, Daniel E. Josipovich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, Daniel E. Josipovich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Citizenship is United States of America.

Item  3. Source and Amount of Funds or Other Consideration.

The 1,050 shares of Series B Convertible Preferred Stock were acquired by Daniel
E. Josipovich and Dorothy E. Josipovich in exchange for $50,000 in cash.

Item  4. Purpose of Transaction.

The purpose of the transaction was to increase the equity ownership of Daniel E. Josipovich and Dorothy E. Josipovich in the Issuer.

Item  5. Interest in Securities of the Issuer.

(a) An aggregate of 39,841,667 shares of Common Stock are beneficially owned by Daniel E. Josipovich, consisting of 5,675,000 shares of Common Stock and 2,050 shares of Series B Convertible Preferred Stock convertible into 34,166,667 shares of Common Stock as of August 26, 2004. These shares collectively constitute 58.4% of the total number of shares of Common Stock currently issued and outstanding, which for purposes of this calculation includes the 34,166,667 shares of Common Stock into which the 2,050 shares of Series B Convertible Preferred Stock are convertible as of August 26, 2004.

(b) Daniel E. Josipovich has the sole power to vote and to dispose of the 5,675,000 shares of Common Stock beneficially owned and joint power with Dorothy E. Josipovich to vote and to dispose of the 2,050 shares of Series B Convertible Preferred Stock beneficially owned.

(c)   None.

(d)   None.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Daniel E. Josipovich is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) required to be disclosed by Item 6 of
Schedule 13D.

Item  7. Material to be Filed as Exhibits.

None.


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 31, 2004
                                                      /s/ Daniel E. Josipovich
                                                      ------------------------
                                                      Daniel E. Josipovich